UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RIVERBED TECHNOLOGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33023	03-0448754
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS. Employer Identification No.)

680 Folsom Street

San Francisco, CA 94107

(Address of principal executive offices)

Jonathan P. Matson, Jr.

Global Trade Compliance Director

(415) 247-8800

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Riverbed Technology, Inc. (“Riverbed”) is filed as Exhibit 1.01 hereto and is publicly available at http://www.riverbed.com/about/social-responsibility. The website and the information accessible through it are not incorporated in this Form SD.

The full text of Riverbed’s Conflict Minerals Policy is publicly available at http://www.riverbed.com/about/social-responsibility.

Any websites referenced in this Form SD the information accessible through them are not incorporated in this Form SD.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

1.02	Riverbed Technology, Inc. Conflict Minerals Report for Calendar Year 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RIVERBED TECHNOLOGY, INC.

(Registrant)

By:	/s/ Ernest E. Maddock	May 30, 2014
	Name: Ernest E. Maddock	(Date)
Title: Chief Financial Officer